1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                         No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date May 4, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONNECTED TRANSACTION

ACQUISITION OF 95.67% EQUITY INTEREST IN HEZE

AND

CLARIFICATION ANNOUNCEMENT

The Directors hereby announce that the Equity Transfer Agreement, pursuant to which the Parent Company conditionally agreed to sell and the Company conditionally agreed to purchase 95.67% equity interest in Heze, was entered into between the Parent Company and the Company on 16 November 2004. As the valuation on Heze has not yet been completed, the Company will, in accordance with both the domestic and overseas rules and regulations, timely comply with the approval and disclosure procedures and publish further announcement once the valuation is completed.

The Company refers to the various articles published in several newspapers in Hong Kong on 27th April 2005, in which the development of Juye coalfield was reported, and would like to clarify that the Company has made progress in the proposed investment in Zhaolou Coal Mine and that the development project in Wanfu Coal Mine is at its planning stage.

BACKGROUND

As set out in the prospectus of the Company dated 24th March 1998, the Parent Company and the Company entered into a restructuring agreement dated 17 October 1997 which contains, among others, the undertakings given by the Parent Company to the Company pursuant to which the Parent Company has agreed that all opportunities made available to the Parent Company for the future acquisition, development, operation or construction of or merger with additional coal mines which would compete or be likely to compete, directly or indirectly, with the Company will be directed to the Company. In respect of the coalfield in Juye, where the Zhaolou Coal Mine is located, the Parent Company has undertaken that its rights and obligations which relate to businesses which compete or are likely to compete, directly or indirectly, with the Company will be assumed by the Company if and when a definitive development agreement is signed. The Parent Company has also undertaken that it will, on behalf of and in consultation with the Company, continue to negotiate the terms of a joint venture for the development of the coalfield in Juye which is or is likely to be in direct or indirect competition with the business of the Company.

To honour the above undertakings, in October 2002, the Parent Company established Heze (with a total registered capital of RMB600 million, of which 95.67% was owned by the Parent Company which has contributed RMB574 million) as a vehicle to develop Zhaolou Coal Mine. To apply for the coal resources in Zhaolou Coal Mine and to enhance the profitability of the Company, on 16 November 2004, the Company entered into the Equity Transfer Agreement with the Parent Company for the purpose of acquiring the 95.67% equity interest in Heze, representing the entire equity interest of the Company Parent in Heze.

THE EQUITY TRANSFER AGREEMENT

Date of the Equity Transfer Agreement

16 November 2004

Parties to the Equity Transfer Agreement

(i) the Parent Company as vendor

(ii) the Company as purchaser

The Acquisition

Pursuant to the Equity Transfer Agreement, the Parent Company conditionally agreed to sell and the Company conditionally agreed to purchase 95.67% equity interest in Heze.

Down Payment

A down payment of RMB574 million has been paid by the Company to the Parent Company. The down payment is based on the original 95.67% investment in the registered capital of RMB600 million (i.e. RMB574 million) in Heze.

The actual consideration can only be determined after the valuation of Heze, which is a State-owned asset, is completed. The Company has to pay or the Parent Company has to return (depending on the result of valuation) the difference between the actual consideration determined by the valuation and the down payment. As at the date of this announcement, such valuation has not yet been completed.

Equity Transfer Agreement to be Effective

Completion of the Acquisition is conditional on the fulfillment of, among others, the following conditions:

(i) the obtaining of the approvals from the relevant supervisory authorities for the construction and development of Zhaolou Coal Mine by Heze;

(ii) the obtaining of the approvals from the Board and the shareholders of the Company in a general meeting in accordance with the Hong Kong Listing Rules; and

(iii) the obtaining of the approvals from the supervisory authorities of State-owned asset in Shandong Province for the sale of the equity interest in Heze by the Parent Company.

If no approval can be obtained from the Board, the shareholders of the Company and the relevant supervisory authorities relating to the transfer of State-owned assets, the Equity Transfer Agreement shall no longer be binding on the Parent Company and the Company and the down payment of the RMB574 million paid by the Company to the Parent Company shall be returned to the Company with interest, which shall be calculated at the savings deposit rate announced by the People’s Bank of China in the relevant period.

Pursuant to a meeting of the Board, the Board has decided to commence the work related to the acquisition of the equity interest in Heze. As at the date of this announcement, the approval from the relevant PRC authorities has not yet been received.

Information on the Company, the Parent Company and Heze

The Company is primarily engaged in underground coal mining, preparation and processing, sale and railway transportation of coal. The Company’s products are prime quality and low-surphur coal, which is suitable for large-scale power plant as steam coal, metallurgical production as coal to be used with coking coal and for use in pulverized coal injection.

The Parent Company is a state wholly-owned enterprise with a registered capital of RMB3,090.336 million and is principally engaged in businesses such as coal production, building and building materials, chemical and machinery processing. As at the date of this announcement, the Parent Company is the controlling shareholder of the Company, holding 1,670,000,000 shares of the Company, representing 54.33% of the total share capital of the Company and hence a Connected Person of the Company.

Heze is a controlled corporation of the Parent Company and its principal activity is to prepare the preliminary work of the construction and development in Juye coalfield.

Reasons for the Acquisition

1. The Acquisition is the further implementation of the undertakings to the shareholders of the Company set out in the prospectus of the Company and is consistent with the operational strategy of the Company.

2. The Directors are of the view that the conditional acquisition is beneficial to strengthening its coal business and increasing its coal resources reserve and will enhance the profitability of the Company and the returns of the shareholders of the Company. Juye coalfield is the only undeveloped coalfield in Shandong Province. The coal resources in both of Zhaolou Coal Mine and Wanfu Coal Mine are prime coking coal and rich-gas coal, the supply of which is tight in the markets.

DISCLOSURE REQUIREMENTS

As the A Shares of the Company are listed on the Shanghai Stock Exchange, the Company is required, in addition to the Hong Kong Listing Rules, to comply with the Shanghai Listing Rules.

Given that the Parent Company is a controlling shareholder of the Company and hence a Connected Person of the Company, the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules and Chapter 10 of the Shanghai Listing Rules. As the valuation on Heze has not yet been completed, the Company will, in accordance with both the domestic and overseas rules and regulations, timely comply with the approval and disclosure procedures and publish further announcement once the valuation is completed.

The Company has not timely made an announcement and is not in compliance with the Hong Kong Listing Rules in respect of the Acquisition.

The Company has disclosed its proposed investment in the coal mine project in Shandong Province and the methanol project and coal mine in Shaanxi Province and the matters relating to the acquisition of coal mine in Australia in the announcements published in the domestic China Securities Journal and Shanghai Securities News and in Wen Wei Po and South China Morning Post of Hong Kong on 8th July 2004 and 8 October 2004. Please also refer to the 2004 results announcement published in the domestic China Securities Journal and Shanghai Securities News and in Wen Wei Po and South China Morning Post of Hong Kong on 26 April 2005 for details of the proposed acquisition of the equity interest in Heze by the Company.

CLARIFICATION

The Company refers to the various articles published in several newspapers in Hong Kong on 27 April 2005, in which the development of Juye coalfield was reported. The proposed investment in Zhaolou Coal Mine has been disclosed above. The development project in Wanfu Coal Mine is at its planning stage.

GENERAL

As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Fan Weitang, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“A Shares” domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“Acquisition” the acquisition of 95.67% equity interest in Heze from the Parent Company to the Company on the terms and conditions of the Equity Transfer Agreement

“Board” the board of Directors

“Connected Person” has the meaning ascribed to it under the Hong Kong Listing Rules and the Shanghai Listing Rules

“Company” Yanzhou Coal Mining Company Limited whose H Shares and A Shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively

“Directors” the directors of the Company

“Equity Transfer Agreement” the conditional agreement dated 16 November 2005 entered into between the Company and Parent Company

“H Shares” overseas listed foreign shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Heze” Yankuang Heze Power Chemical Company Limited, a company incorporated in the PRC in October 2002 with a total registered capital of RMB600 million, of which 95.67% was owned by the Parent Company

“Hong Kong” the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules” the Rules Governing the Listing of Securities on the Stock Exchange

“Hong Kong Stock Exchange” The Stock Exchange of Hong Kong Limited

“Parent Company” Yankuang Corporation Group Limited, a company incorporated in the PRC and wholly-owned by the State and a controlling shareholder of the Company holding 54.33% of the total share capital of the Company

“PRC” the People’s Republic of China

“RMB” Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules” the Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Zhaolou Coal Mine” Zhaolou Coal Mine in Juye coalfield of Shandong Province, the PRC

“%” per cent.

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 3310

•	Contact person: Chen Guangshui, Secretary

•	Website: http://www.yanzhoucoal.com.cn

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

Zoucheng, Shandong Province, PRC, 27th April 2005